UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BITMINE IMMERSION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80037L102

(CUSIP Number)

Jonathan R. Bates

206 S. Helberta, Unit A

Redondo Beach, CA 90277

(310) 218-9915

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80037L102	Page 2 of 7

1	NAMES OF REPORTING PERSONS Jonathan R. Bates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,700,000 Common Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,700,000 Common Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,700,000 Common Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15,700,000 Common Shares / 41.72% (2)
14	TYPE OF REPORTING PERSON IN

(1) The Reporting Person, Jonathan R. Bates, beneficially holds investment and voting power of 11,500,000 shares of the common stock held by Innovative Digital Investors Emerging Technology, LP, a Delaware limited partnership. He also beneficially holds investment and voting power of 4,200,000 shares of common stock held by BFAM Partners, LLC, a California Limited Liability Company.

(2) Based on 37,633,399 shares outstanding as of the date of this filing.

CUSIP No. 80037L102	Page 3 of 7

1	NAMES OF REPORTING PERSONS Innovative Digital Investors Emerging Technology, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500,000 Common Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500,000 Common Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000 Common Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11,500,000 Common Shares / 30.56% (2)
14	TYPE OF REPORTING PERSON PN

(1) On or about July 20, 2021, Innovative Digital Investors Emerging Technology, LP, a Delaware limited partnership (“IDIE”) controlled by Jonathan Bates for which he is deemed the beneficial owner entered into an agreement with the Issuer to acquire 11,500,000 shares of the Issuer’s Common Stock in exchange for $172,500.

(2) Based on 37,633,399 shares outstanding as of the date of this filing.

CUSIP No. 80037L102	Page 4 of 7

1	NAMES OF REPORTING PERSONS BFAM Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200,000 Common Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,200,000 Common Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,000 Common Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4,200,000 Common Shares / 11.16% (2)
14	TYPE OF REPORTING PERSON OO

(1) On or about July 20, 2021, BFAM Partners, LLC, a California limited partnership controlled by Jonathan R. Bates for which he is deemed the beneficial owner entered into an agreement with the Issuer to acquire 4,200,000 shares of the Issuer’s Common Stock in exchange for $63,000.

(2) Based on 37,633,399 shares outstanding as of the date of this filing.

CUSIP No. 80037L102	Page 5 of 7

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of Bitmine Immersion Technologies, Inc., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is 2030 Powers Ferry Rd., SE, Suite 212, Atlanta, GA 30339.

Item 2.	Identity and Background.

(a)	Name: Jonathan R. Bates (the “Reporting Person”).

(b)	Business address: 206 S. Helberta, Unit A, Redondo Beach, CA 90277

(c)	Present principal employment: The Reporting Person, Mr. Jonathan R. Bates, was appointed as a Director and Chairman of the Issuer on July 20, 2021. The Principal Occupation of Mr. Bates is serving as Portfolio Manager of Innovative Digital Investors Emerging Technology, LP and Managing Director of BFAM Partners, LLC.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Through the Issuer’s offering of common stock at $0.015 per share, Innovative Digital Investors Emerging Technology, LP purchased 11,500,000 shares and BFAM Partners, LLC purchase 4,200,000 on July 16, 2021.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

By a written consent dated July 16, 2021, and made effective July 20, 2021, holders of a majority of the Issuer’s issued and outstanding common stock approved a resolution to appoint Jonathan Bates, Raymond Mow, Michael Maloney and Seth Bayles (the “New Directors”) to the board of directors of the Company, and to appoint Jonathan Bates as Chairman. At the same time, the shareholders approved the issuance of 34,749,999 shares of common stock in the Company’s offering of common stock at $0.015 per share. The New Directors or their affiliates acquired an aggregate of 21,450,000 shares of common stock in the offering. As of a result of the acquisition, the New Directors control 56% of issued and outstanding common shares of the Company.

The appointment of the New Directors to the Company’s board, and sale to the New Directors of a controlling interest in the Company, were made in order to enable the Company to enter the business of creating a hosting center for Bitcoin mining computers primarily utilizing immersion cooling technology, as well mining the Bitcoin digital currency for its own account.

Mr. Bates has plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a) - (d)	Please refer to paragraphs above.
(e)	None.
(f)	Please refer to paragraphs above.
(g) – (j)	None.

CUSIP No. 80037L102	Page 6 of 7

Mr. Bates acquired the shares of stock reported in this Schedule 13D for investment purposes. He may in the future acquire additional shares of stock or dispose of some or all of the shares of stock held by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable, subject to applicable law.

Other than as described herein, Mr. Bates does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. He reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Items 3 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of 15,700,000 shares, representing approximately 41.72% of the issued and outstanding shares as of the date of this Schedule 13D.

(b)	The Reporting Person has sole power to vote and dispose of 15,700,000 shares, representing approximately 41.72% of the issued and outstanding shares as of the date of this Schedule 13D as control person of Innovative Digital Investors Emerging Technology, LP and BFAM Partners, LLC.

(c)

Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Persons’ knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

Through the Issuer’s offering of common stock at $0.015 per share, Innovative Digital Investors Emerging Technology, LP purchased 11,500,000 shares and BFAM Partners, LLC purchase 4,200,000 on July 16, 2021.

(d)	No persons other than Mr. Bates are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Bates and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Not applicable.

CUSIP No. 80037L102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2021

By:	/s/ Jonathan R. Bates
Jonathan R. Bates, an individual

Innovative Digital Investors Emerging Technology, LP

By:	/s/ Jonathan Bates
Jonathan Bates - Managing Director of the General Partner

BFAM Partners, LLC

By:	/s/ Jonathan Bates
Jonathan Bates - Managing Director